Regencell Bioscience Holdings Ltd

11/F First Commercial Building

33-35 Leighton Road, Causeway Bay, Hong Kong

June 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn:	Tara Harkins

Al Pavot

Abby Adams

Laura Crotty

Re:	Regencell Bioscience Holdings Ltd Amendment No. 1 to Registration Statement on Form F-1 Filed April 26, 2021 File No. 333-253571

Ladies and Gentlemen,

Regencell Bioscience Holding Limited (the “Company”, “Regencell”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 3, 2021, regarding our Registration Statement on Form F-1 filed on April 26, 2021. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment to registration statement on Form F-1 filed publicly accompanying this Response Letter is referred to as Form F-1/A.

Amendment 1 to Form F-1 Filed on April 26, 2021

Capitalization , page 38

1. Please update the capitalization table to December 31, 2020. Refer to Item 3.B. of Form 20-F.

Response: The Company acknowledged the Staff’s comments and revised the disclosure on page 38.

Dilution, page 39

2. Please revise to update the information as of December 31, 2020.

Response: The Company acknowledged the Staff’s comments and revised the disclosure on page 39.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Yat-Gai Au
Yat-Gai Au Chief Executive Officer

cc:	Joan Wu Arila Zhou
Hunter Taubman Fischer & Li LLC